SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7858 +852 2509 3110 FAX AMERICA ● ASIA PACIFIC ● EUROPE	Meng Ding To Call Writer Directly +852 2509 7858 meng.ding@sidley.com

March 5, 2025

CONFIDENTIAL

Morgan Youngwood

Stephen Krikorian

Marion Graham

Jan Woo

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TechCreate Group Ltd.
Draft Registration Statement on Form F-1
Confidentially Submitted December 18, 2024
CIK No. 0002047190

Dear Mr. Youngwood, Mr. Krikorian, Ms. Graham and Ms. Woo,

On behalf of our client, TechCreate Group Ltd. (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 14, 2025 regarding the Company’s draft registration statement on Form F-1 confidentially submitted on December 18, 2024 (the “Draft Registration Statement”) relating to a proposed initial public offering of the Company’s Class A Ordinary Shares in the United States. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Amendment No. 1 to the Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1 to the Draft Registration Statement.

Draft Registration Statement on Form F-1 Confidentially Submitted December 18, 2024

Cover Page

1.	We note your statements on the cover page, in the risk factor section and with regard to forward looking statements that you “have not independently verified the accuracy or completeness of” the data included in the registration statement and that investors “should not place undue reliance on such information.” It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. The company is responsible for all information contained in the registration statement and should not include language that suggests otherwise. Please revise these statements to remove any implication that investors are not entitled to rely on disclosure in your registration statement or specifically state that you take liability for these statements.

In response to the Staff’s comment, the Company has revised the relevant disclosure on the cover page and page 29 of the Amendment No. 1 to the Draft Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y., David K. Lee,

Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, Claudia Yu K.W., Yan Zhang
Registered Foreign Lawyers | (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*, (Renee) Xiong Y. (New York)*, Liming Xu (New York)
Consultants | Hon Au Yeung, Huberta Chow X.L., Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

Prospectus Summary, page 1

2.	Please disclose the date of the report that was commissioned by the company and prepared by Frost & Sullivan.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 1 of the Amendment No. 1 to the Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors that Affect Operating Results, page 57

3.	We note your reference to “key operational metrics.” Please revise to include a discussion of your key operational metrics that management uses to manage the business and that would be material to investors. Refer to Section III.B of SEC Release No. 33-8350 .

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 57 of the Amendment No. 1 to the Draft Registration Statement.

Major Customers, page 85

4.	You disclose that your top three customers for the fiscal year ended December 31, 2023 accounted for 25%, 35% and 11% of your total revenue. Please add a risk factor related to your dependence on a limited number of customers and to discuss the material terms of your agreements with those customers, including the identity and termination provisions. See Item 3.D and Item 4.B of Form 20-F.

In response to the Staff’s comment, the Company has added a new risk factor regarding customer concentration on page 14 of the Amendment No. 1 to the Draft Registration Statement.

Regarding the disclosure of identities of the top three customers for the fiscal year ended December 31, 2023, the Company is seeking consents from such major customers. The Company is committed to protecting the privacy and confidentiality of customers, as well as preserving competitive advantage in the marketplace. Disclosing the identities of these customers without their consents could risk undermining these relationships and expose the Company to unintended business disadvantages. The Company’s customers are also highly sensitive to the potential for their proprietary business information being disclosed, which could inadvertently lead to commercial risks, including competitive pressures. Furthermore, the Company is subject to non-disclosure obligations under certain agreements with customers. The Company will disclose their identities once such consents are obtained.

Regarding the disclosure of material terms with those customers, the Company has revised the relevant disclosure on page 85 under “Business – Major Customers” of the Amendment No. 1 to the Draft Registration Statement with a general description of such agreements.

The Company further respectfully advises the Staff that it does not believe (for the reasons set forth below) that any of the Company’s agreements with its top three customers for the fiscal years ended December 31, 2023 is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K.

Under Item 601(b)(10)(ii) of Regulation S-K, if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance:

(A)	Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price;
(B)	Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent;
(C)	Any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis; or
(D)	Any material lease under which a part of the property described in the registration statement or report is held by the registrant.

The Company respectfully submits that its agreements with its top three customers for the fiscal year ended December 31, 2023 were entered into in the ordinary course of business. As the Company’s business model allows for customer base diversification, and it’s continually engaging with new and existing customers to maintain a broad customer base and a robust pipeline of opportunities, the Company does not believe that its business is “substantially dependent” upon any contracts with such customers as set forth in Subsection (ii)(B) of Item 601(b)(10) of Regulation S-K. The Company does not consider that any contracts with such customers would fall into any other subsections of Item 601(b)(10) of Regulation S-K. Therefore, the Company believes that none of its agreements with its top three customers is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K.

Major Suppliers, page 86

5.	We also note that you depend on a small number of suppliers and that three suppliers accounted for 23%, 17% and 12% of your total of revenue for the fiscal year ended December 31, 2023. Please revise to discuss disclose the material terms of any material agreements with these suppliers including the identity and minimum purchase commitments. See Item 3.D and Item 4.B of Form 20-F.

In response to the Staff’s comment, the Company has added a new risk factor regarding concentration of suppliers on page 14 of the Amendment No. 1 to the Draft Registration Statement.

Regarding the disclosure of identities of the top three suppliers for the fiscal year ended December 31, 2023, the Company is seeking consents from such major suppliers will disclose their identities once such consents are obtained.

Regarding the disclosure of material terms with those suppliers,, the Company has revised the relevant disclosure on pages 86 under “Business – Major Suppliers” of the Amendment No. 1 to the Draft Registration Statement with a general description of such agreements.

The Company further respectfully advises the Staff that it does not believe (for the reasons set forth below) that any of the Company’s agreements with its top three suppliers for the fiscal years ended December 31, 2023 is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K.

Under Item 601(b)(10)(ii) of Regulation S-K, if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance:

(A)	Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price;
(B)	Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent;
(C)	Any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis; or
(D)	Any material lease under which a part of the property described in the registration statement or report is held by the registrant.

The Company respectfully submits that its agreements with its top three suppliers for the fiscal year ended December 31, 2023 were entered into in the ordinary course of business. As there are alternative suppliers in the market, the Company does not believe that its business is “substantially dependent” upon any contracts with such suppliers as set forth in Subsection (ii)(B) of Item 601(b)(10) of Regulation S-K. The Company does not consider that any contracts with such suppliers would fall into any other subsections of Item 601(b)(10) of Regulation S-K. Therefore, the Company believes that none of its agreements with its top three suppliers is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K.

Management, page 93

6.	You disclose that Ling Wee Seng and Paul Gwee Choon Guan have accepted appointments as independent directors upon effectiveness of the registration statement. Please file the consent of each director nominee as an exhibit to your registration statement. See Securities Act Rule 438.

Please refer to exhibits 99.3 and 99.4 to the Amendment No. 1 to the Draft Registration Statement for the consent letters from Ling Wee Seng and Paul Gwee Choon Guan.

Principal Shareholders, page 100

7.	Please clarify whether the concert party agreement between Mr. Vong Ronald Chin Hua and Mr. Lim Heng Hai will continue after the completion of the offering. If so, please disclose the material terms of the concert party agreement in the prospectus summary including any termination provisions. File the agreement as an exhibit.

The concert party agreement between Mr. Vong Ronald Chin Hua and Mr. Lim Heng Hai will continue after the completion of the offering. The material terms of the concert party agreement (including the termination provision) are now included on pages 101 and 102 as well as in the Prospectus Summary under “Principal Shareholders”.

Please refer to exhibit 9.1 to the Amendment No. 1 to the Draft Registration Statement for the consent letters for the concert party agreement.

Related Party Transactions, page 102

8.	We note your disclosure that the table includes major related parties and their relationships with the Company as of December 31, 2023 and 2024. Please revise your related party transactions disclosure to reflect the three financial years up to the date of the document as required by Item 7.B. of Form 20-F.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 103 of the Amendment No. 1 to the Draft Registration Statement.

General

9.	We note extensive discussion of artificial intelligence technology in your disclosure and that you have “developed an Artificial Intelligence Real-Time-Engine.” Please indicate if your algorithms are proprietary or open source and add a risk factor discussing any material risks and uncertainties arising from your use of AI.

The Company has not registered its AI-RTE as intellectual property. Nevertheless, the Company believes that its AI-RTE is proprietary in nature to the Group. This is because its AI-RTE and its algorithms were entirely developed in-house by the Company’s team to support its business operations, solution payments, and real-time transaction processing. This ensures that only the Group retains full control and exclusive usage over their application. Based on the Company’s understanding of the market, there are currently no other AI engines or related algorithms which could replicate the capabilities of its AI-RTE.

Further, the Company would like to clarify that although AI is an integral component of its AI-RTE, the Company does not solely rely on it for payment processing. Instead, AI serves as an additional layer of support to enhance the overall performance of the system. By utilizing advanced machine learning algorithms and predictive analytics, AI optimizes transaction routing by analyzing historical data and real-time traffic to identify the most efficient pathways, reducing delays and ensuring rapid execution for high-value or time-sensitive payments. This AI functionality operates in tandem with the Company's established system protocols and deterministic logic to provide consistent and reliable performance for its customers.

The Company has included a new risk factor discussing the risks and uncertainties relating to its use of AI on page 16 of the Amendment No. 1 to the Draft Registration Statement.

10.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company undertakes that if any written communication, as defined in Rule 405 under the Securities Act, is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

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If you have any questions regarding the Amendment No. 1 to the Draft Registration Statement, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

Meng Ding

Enclosure

c.c.	Ronald Vong Chin Hua, Chairman of the Board and Chief Operating Officer
Meng Ding, Esq., Partner, Sidley Austin LLP
Mengyi “Jason” Ye, Esq., Partner, Ortoli Rosenstadt LLP
Adrian Yap, Esq., Partner, Audit Alliance LLP